EXHIBIT 99.1

CoolCo Announces Exercise of Purchase Option for two 2-stroke LNG Carrier Newbuilds

Vessels are amongst the few scheduled to deliver in 2024 still available for time charter employment

Acquisition price approximately 10% below current yard pricing, with 3-year earlier delivery

Cool Company Limited (NYSE: CLCO / CLCO.OL “CoolCo” or the “Company”) announces today that it has exercised its option to acquire two newbuild 2-stroke LNG carriers from affiliates of EPS Ventures Ltd (“EPS”). The state-of-the-art MEGA LNG carriers (the “Newbuilds”) are scheduled to deliver from Hyundai Samho Heavy Industries (“HHI”) in Korea in September and December of 2024. The Newbuilds have a cargo capacity of 174,000 cbm, a GTT Mark III Flex Membrane cargo tank system, reliquification, air-lubrication and shaft generators. Each of the two Newbuilds is being acquired under the pre-existing purchase option price of approximately $234 million, a discount of approximately 10% to current quoted market value for comparable newbuild vessels. The initial exercise price is approximately $57 million per vessel, while approximately $134 million of the remaining $177m is due upon delivery of each of the vessels. The expected closing date and payment of the option exercise is Monday July 3, 2023.

The Newbuilds, to be named Kool Tiger and Kool Panther, are expected to be funded with a combination of cash on hand, including cash that was recently released from the sale of the Golar Seal, and debt financing for which CoolCo has received a commitment letter from a financing institution. This debt financing, which is subject to customary approvals, is on a fixed rate per day basis for 10 years with a minimum loan-to-value of 80% and an implied interest rate of around 6%. We do not anticipate needing to raise additional equity to finance the two Newbuilds.

Richard Tyrrell, CEO, commented:

We look forward to welcoming these state-of-the-art vessels into the CoolCo fleet at a material discount to their current market value. Their 2024 delivery date makes the vessels especially attractive, with comparable vessels ordered today only being delivered in the 2027/28 timeframe. The vessels’ best-in-class design and boil-off rate make them highly attractive to charterers who benefit from the ability to operate efficiently at a range of speeds with reduced emissions.

With the vast majority of the global LNG carrier orderbook already committed to liquefaction projects coming online in the years ahead, few, if any, modern LNG carriers are expected to be available for time charter employment during the late 2024 window when the vessels deliver. We are currently in discussions to forward fix the vessels on long-term time charters and expect to do so well in advance of delivery at levels that reflect current market strength.

About CoolCo

CoolCo is a growth-oriented owner, operator and manager of fuel-efficient liquefied natural gas (“LNG”) carriers. Using its integrated, in-house vessel management platform, CoolCo provides charterers and third-party LNG vessel owners with modern and flexible management and transportation solutions, delivering a lesser-emitting form of energy that supports decarbonization efforts, economic growth, energy security, and improvements in quality of life. CoolCo intends to leverage its industry relationships to make further accretive acquisitions of in-service LNGCs, and to selectively pursue newbuild opportunities.

For further information, please contact:

ir@coolcoltd.com

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements with respect to the delivery dates for the Newbuilds and their performance capacities, the market for newbuild LNG carriers, our ability to conclude any debt financing and the specific terms, the LNG carrier orderbook and market, the conclusion and terms of any charters for the Newbuilds, and other non-historical statements.  Forward-looking statements are typically identified by words or phrases, such as “about”, “believe,” “expect,” “plan,” “goal,” “target,” “strategy,” and similar expressions or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could.” These statements are based on current expectations, estimates, assumptions and projections and you should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. These risks and uncertainties include risks relating to this contract, future industry conditions and other risks indicated in the risk factors included in CoolCo’s Annual Report on Form 20-F for the year ended December 31, 2022 and other filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

This information is subject to the disclosure requirements in Regulation EU 596/2014 (MAR) article 19 number 3 and section 5-12 of the Norwegian Securities Trading Act.

Cool Company Ltd.

Hamilton, Bermuda

Questions should be directed to:

c/o Cool Company Management Ltd - +44 207 659 1111 / ir@coolcoltd.com

Richard Tyrrell - Chief Executive Officer

John Boots - Chief Financial Officer